Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                INVESCO INSURED CALIFORNIA MUNICIPAL SECURITIES

An Annual Meeting ("Meeting") of Shareholders of Invesco Insured California Municipal Securities was held on July 14, 2011. The Meeting was held for the following purpose:

(1) Elect six Trustees by the holders of Common Shares, each of whom will serve for a three-year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows:

                                      Votes
Matter                    Votes For  Withheld
----------------------    ---------  --------
(1)   David C. Arch       2,795,472    79,007
      Bob R. Baker        2,795,472    79,007
      Frank S. Bayley     2,795,472    79,007
      Larry Soll          2,795,472    79,007
      Philip A. Taylor    2,795,472    79,007
      Wayne W. Whalen     2,795,472    79,007